Exhibit 99.1

Professor Dingbo Xu Joins JD.com’s Board of Directors

David Daokui Li retires after four years on the board

Beijing, May 22, 2018  — JD.com Inc. (NASDAQ: JD), China’s leading technology-driven e-commerce company, today announced that Professor Dingbo Xu, a renowned accounting professor and associate dean at China Europe International Business School (CEIBS), has been elected to serve on the audit committee of JD.com’s board of directors and as the chairperson of the board’s nominating and corporate governance committee, effective immediately. Professor Xu will replace David Daokui Li who is retiring after serving on the board since before the company’s initial public offering in 2014.

Professor Xu has served as a faculty member and professor in highly-respected universities for more than two decades. He is currently Essilor Chair Professor in Accounting and an associate dean at CEIBS in Shanghai. Before joining CEIBS in 2004, he was an assistant professor of accounting at the Hong Kong University of Science and Technology from 1996 to 2003.

In addition to his academic positions, Professor Xu serves as the executive director of the editorial board of China Management Accounting Review, the founding chairman of Charted Global Management Accountant (CGMA) 100 North Asia Leaders Think Tank, and the chairman of the expert panel of China Social Poverty Alleviation Network.

Professor Xu has contributed his knowledge and expertise to the board of directors of several public companies. He was a member of the board of directors of The People’s Insurance Company (Group) of China Limited (PICC), a Hong Kong Exchange (HKEx) listed company, from September 2009 to April 2018. He currently serves on the board of directors of China Cinda Asset Management Co. Ltd, a HKEx-listed company, as well as SANY Heavy Industry, Kweichow Moutai Company Limited and Shanghai Shyndec Pharmaceutical Co., Ltd., all of which are listed on the Shanghai Stock Exchange.

Professor Xu received his Ph.D in accounting from the University of Minnesota, as well as a master’s degree in management and a bachelor’s degree in mathematics, both from Wuhan University.

“After a thorough search, we are delighted to have chosen Professor Xu to join our board of directors,” said Richard Liu, chairman of JD.com’s board of directors. “He has an outstanding reputation and we have complete confidence that he will be an excellent addition to our board as we move into our next phase of development.”

“JD.com is an extremely innovative and forward-looking company, and I could not be more pleased to join its board,” commented Professor Xu. “I would like to thank Richard and the board for the confidence that they have shown in choosing me.”

“On behalf of the entire board, I would like to thank Mr. Li for his years of commitment to JD.com,” said Mr. Liu. “David joined as we were preparing to go public and was a valuable member of the JD team throughout our first four years as a publicly traded company. His contributions helped us become the company we are today.”

About JD.com

JD.com is China’s leading technology driven e-commerce company and retail infrastructure service provider. Its cutting-edge retail infrastructure enables consumers to buy whatever they want, whenever and wherever they want it. The company has opened its technology and infrastructure to partners, brands and other sectors, as part of its Retail as a Service offering to help drive productivity and innovation across a range of industries. JD.com is the largest retailer in China, a member of the NASDAQ100 and a Fortune Global 500 company.

CONTACTS:

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Ruiyu Li
Senior Director of Investor Relations
+86 10 8912-6805
IR@JD.com

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Josh Gartner
VP, International Corporate Affairs
Press@JD.com